FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

Marc Vasseur
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: • Press Release dated September 12, 2002, reporting that Serono Tender Offers for Genset expire on September 12, 2002.

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
Marc Vasseur
Chairman & Chief Executive Officer

BURNS McCLELLAN
+1 212 213 0006
Media: Justin Jackson
Investors:Jonathan M. Nugent

SERONO TENDER OFFERS FOR GENSET EXPIRE TODAY, SEPTEMBER 12, 2002

Press Release

Paris, France, September 12, 2002 - Genset (Nasdaq: **GENXY** ; Euroclear: **5433**) announces that both the U.S. and international cash tender offers for Genset securities expire today, Thursday, 12 September, at 12:00 noon, New York City time (18:00, Paris time).

Both the tender offers were launched by Serono France Holding S.A., a wholly-owned subsidiary of Serono S.A., on July 16, 2002. The U.S. tender offer was made for all outstanding ADSs and for all ordinary shares, convertible bonds ("OCEANEs") and warrants of Genset held by U.S. residents. The international offer was made for all ordinary shares, all OCEANEs and certain warrants held by non-U.S. residents.

As previously disclosed, the French *Conseil des marchés financiers* ("CMF") will determine the number of securities that were validly tendered and not withdrawn pursuant to the offers. The CMF is expected to announce the final results of both offers sometime between September 23rd and September 25th. If the tendered shares, ADSs and OCEANEs represent at least two-thirds of the voting rights of Genset on a diluted basis, then the threshold condition to the offers will have been met and Serono will accept the tendered securities and pay the offer price of € 9.75 per share, € 3.25 per ADS, € 102.64 per OCEANE, € 1.00 per warrant expiring in 2003, 2004, 2005 and 2006 and € 6.50 per warrant expiring in 2007. Security holders who tendered into the U.S. tender offer would receive a U.S. dollar equivalent of the relevant amount.

Any subsequent offering period, if one is provided, will be announced as part of the announcement of the final results of the offers and would commence immediately following that announcement.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. IN THE US, SERONO HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND GENSET HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED FROM GENSET, BY DIRECTING A REQUEST TO INVESTORS@GENSET.FR **, 24 RUE ROYALE, 75008 PARIS, TEL : +33 1 55 04 59 00, FAX : +33 1 55 04 59 29.** IN ADDITION TO THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, GENSET AND SERONO FILE ANNUAL AND SPECIAL REPORTS WITH THE SEC. YOU MAY READ AND COPY STATEMENTS AND REPORTS FILED BY GENSET OR SERONO AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, NW, WASHINGTON, DC 20549 OR AT EITHER OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. CERTAIN REPORTS FILED BY GENSET ARE AVAILABLE AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV)), AND GENSET'S AND SERONO'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES.

These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Genset's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

About Genset: Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at
http://www.genset.fr

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ** Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : September 13, 2002

By: ______________________

Name: Sylvie Goujon
Title: Director of Administration and Finance